UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MediaAlpha, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

58450V104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Insignia Capital Partners GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,234,894
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,234,894

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,234,894(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.55%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 3,234,894 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units of QL Holdings, LLC (“Units”) (and upon the forfeiture of an equivalent number of the Issuer’s shares of Class B Common Stock (“Class B Shares”)).

(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

1.	Names of Reporting Persons Insignia Capital Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,807,864
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,807,864

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,864(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.10%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,807,864 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units (and upon the forfeiture of an equivalent number of the Issuer’s Class B Shares).
(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

1.	Names of Reporting Persons Insignia Capital Partners (AIV), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,427,030
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,427,030

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,030(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.45%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,427,030 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units (and upon the forfeiture of an equivalent number of the Issuer’s Class B Shares).
(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

1.	Names of Reporting Persons Insignia Capital Partners (Parallel A), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,427,030
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,427,030

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,030(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.45%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,427,030 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units (and upon the forfeiture of an equivalent number of the Issuer’s Class B Shares).
(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

1.	Names of Reporting Persons Insignia QL Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,807,864
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,807,864

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,864(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.10%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,807,864 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units (and upon the forfeiture of an equivalent number of the Issuer’s Class B Shares).
(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

1.	Names of Reporting Persons Insignia A QL Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,427,030
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,427,030

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,030(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.45%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,427,030 shares of Class A Common Stock issuable upon the exchange of an equivalent number of Units (and upon the forfeiture of an equivalent number of the Issuer’s Class B Shares).
(2)

Calculated based on (i) 55,090,208 shares of Class A Common Stock outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 4, 2024, and (ii) 3,234,894 shares of Class A Common Stock issuable upon the exchange of 3,234,894 Units (and forfeiture of an equivalent number of Class B Shares) held by the Reporting Persons.

Item 1(a).	Name of Issuer

MediaAlpha, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

700 South Flower Street, Suite 640 Los Angeles, CA 90017

Item 2(a).	Names of Persons Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act:

(i) Insignia Capital Partners GP, LLC (“Insignia GP”);

(ii)  Insignia Capital Partners LP (“Insignia Capital”);

(iii)  Insignia QL Holdings, LLC (“Insignia QL”);

(iv) Insignia A QL Holdings, LLC (“Insignia A”);

(v)   Insignia Capital Partners (AIV), L.P. (“Insignia AIV”); and

(vi) Insignia Capital Partners (Parallel A), L.P. (“Parallel A” and together with Insignia GP, Insignia Capital, Insignia QL, Insignia A and Insignia AIV, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is: 1333 North California Boulevard, Suite 520 Walnut Creek, CA 94596

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

58450V104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)   Amount beneficially owned: See responses to Item 9 on each cover page.

(b)  Percent of Class: See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Parallel A and Insignia AIV are members of Insignia A having the power to appoint the majority of the board of managers of Insignia A. Insignia Capital (and together with Parallel A and Insignia AIV, the “Insignia Fund”) is the managing member of Insignia QL. Insignia GP is the general partner of the Insignia Fund. Voting and investment control over the securities held directly by Insignia A and Insignia QL is exercised by majority vote of the three-member Investment Committee of Insignia GP (the “Committee”), comprised of David Lowe, Anthony Broglio and Melvyn Deane. Consequently, the Insignia GP and each of Messrs. Lowe, Broglio and Deane may be deemed to beneficially own the securities held directly by Insignia A and Insignia QL, Insignia Capital may be deemed to beneficially own the securities held directly by Insignia QL, and Insignia AIV and Parallel A may each be deemed to beneficially own the securities held directly by Insignia A. Messrs. Lowe, Broglio and Deane disclaim beneficial ownership of the securities held directly by Insignia A and Insignia QL. This Statement shall not be construed as an admission that any member of the Committee or any Reporting Person is, for purposes of Section 13(d) or 13(g), a beneficial owner of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

INSIGNIA CAPITAL PARTNERS GP, L.L.C.

/s/ Tony Broglio
Name:	Tony Broglio
Title:	Managing Member

INSIGNIA CAPITAL PARTNERS, L.P.

/s/ Tony Broglio
Name:	Tony Broglio
Title:	Managing Member

INSIGNIA CAPITAL PARTNERS (AIV), L.P.

/s/ Tony Broglio
Name:	Tony Broglio
Title:	Managing Member

INSIGNIA CAPITAL PARTNERS
(PARALLEL A), L.P.

/s/ Tony Broglio
Name:	Tony Broglio
Title:	Managing Member

INSIGNIA QL HOLDINGS, LLC

/s/ Tony Broglio
Name:	Tony Broglio
Title:	President and Secretary

INSIGNIA A QL HOLDINGS, LLC

/s/ Tony Broglio
Name:	Tony Broglio
Title:	President and Secretary

EXHIBIT LIST

Exhibit A	Agreement Regarding the Joint Filing of Schedule 13G, dated as of February 12, 2021, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 12, 2021.